UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number ~~0-33207~~ 1-10086

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Vodafone US Retirement Plan
(hereinafter referred to as "Plan")

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Vodafone Group PLC (ADRs)
999 18th Street, Suite 1750
Denver, CO 80202

Vodafone US Retirement Plan

(Formerly Vodafone Americas Inc. Retirement Plan)

Financial Statements as of December 31, 2008 and 2007, and for the Year Ended December 31, 2008, and Supplemental Schedule as of December 31, 2008, and Report of Independent Registered Public Accounting Firm

VODAFONE US RETIREMENT PLAN
(Formerly Vodafone Americas Inc. Retirement Plan)

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in and Trustees of
Vodafone US Retirement Plan
(formerly Vodafone Americas Inc. Retirement Plan):

We have audited the accompanying statements of net assets available for benefits of Vodafone US Retirement Plan (the "Plan") (formerly Vodafone Americas Inc. Retirement Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic 2008 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2008 financial statements taken as a whole.

Deloitte & Touche LLP

June 24, 2009

VODAFONE US RETIREMENT PLAN
(Formerly Vodafone Americas Inc. Retirement Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:		
Investments at fair value:		
Participant-directed investments	$ 102,004,189	$ 167,953,092
Participant loans	80,508	80,378
Total investments	102,084,697	168,033,470
Receivables:		
Employer contributions	128,052	24,096
Participant contributions	13,712	22,280
Common stock dividend receivable	373,148	548,598
Other dividend receivable	38,375	30,556
Total receivables	553,287	625,530
NET ASSETS AVAILABLE FOR BENEFITS — At fair value	102,637,984	168,659,000
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	764,469	(44,121)
NET ASSETS AVAILABLE FOR BENEFITS	$ 103,402,453	$ 168,614,879

VODAFONE US RETIREMENT PLAN
(Formerly Vodafone Americas Inc. Retirement Plan)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2008

CONTRIBUTIONS:	
Employer	$ 1,401,062
Participant	1,001,733
Rollovers	407,821
Total contributions	2,810,616
INVESTMENT INCOME (LOSS):	
Net depreciation in fair value of investments	(54,488,325)
Dividends and interest income	3,224,961
Participant loan interest	7,243
Total investment income (loss)	(51,256,121)
DEDUCTIONS:	
Benefits paid to participants	16,765,421
Investment management fees	1,500
Total deductions	16,766,921
DECREASE IN NET ASSETS	(65,212,426)
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	168,614,879
End of year	$ 103,402,453

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of the Vodafone US Retirement Plan (the "Plan"), formerly Vodafone Americas Inc. Retirement Plan, is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — Effective April 1, 1994, AirTouch Communications, Inc. ("AirTouch") adopted the AirTouch Communications Retirement Plan. As a result of the merger of AirTouch and Vodafone Group Plc in 1999, AirTouch became a subsidiary of Vodafone Group Plc and later changed its name to Vodafone Americas Inc. ("Vodafone" or the "Company"), at which point the Plan was named the Vodafone Americas Inc. Retirement Plan. Effective January 1, 2007, Vodafone amended its plan to adopt the Schwab prototype 401(k) plan, and changed the name of the Plan to the Vodafone US Retirement Plan.

The Plan is a defined contribution plan covering eligible employees of the Company and the employees of US-based Vodafone affiliates of the Company participating in the Plan ("Participating Entity"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Investments in Vodafone Group Plc American Depository Receipts (ADRs) are held through ownership in the Vodafone Group Plc Stock Fund.

Charles Schwab Retirement Plan Services is the recordkeeper of the Plan and manages participant accounts. Charles Schwab Trust Company (CSTC) is the trustee of the Plan and manages Plan assets.

Effective May 1, 2008, the Plan was amended as follows:

The California branch of Vodafone Asia Pacific Limited (VAPL), a participating entity of the Plan, transferred all of its assets, liabilities, enterprises, and employees to Vodafone Global Enterprise Inc. (VGEI). As a consequence of that enterprise transfer, the Plan was amended to terminate VAPL's participation and designate VGEI as a participating entity in the Plan.

Effective May 15, 2008, the Plan was amended to permit participants to direct all employee and employer contributions and deferrals to the Personal Choice Retirement Account ("PCRA") brokerage window.

Eligibility — An employee is eligible to participate in the Plan if he or she is an employee of a Participating Entity and has completed three full consecutive months of service. Employees are not eligible to participate if they are (a) covered by a collective bargaining agreement, (b) employed by a US-based Vodafone affiliate of the Company that does not participate, (c) not on the payroll of any Vodafone US entity, (d) leased employees, or (e) nonresident aliens.

Salary Deferrals and Employee Contributions — New employees (after they meet the eligibility requirements) are automatically enrolled in the Plan at a 6% of base salary pre-tax contribution level, unless they elect otherwise prior to becoming eligible to participate in the Plan (participants may also adjust their contribution rate after enrolling). During 2008, the 6% pre-tax deduction was invested in the Schwab Market Track Growth Fund if the participant did not affirmatively elect another investment fund(s).

A participant may elect to contribute to the Plan in the amount of any whole percentage up to 100% of eligible compensation, subject to applicable Internal Revenue Code (IRC) limits. Contributions may be designated as pre-tax deductions ("Salary Deferrals") up to the pre-tax contribution maximum permitted by law or as after-tax deductions ("Employee Contributions"). Salary Deferrals were limited to $15,500 in 2008. This maximum allowable pre-tax limit is subject to annual revision for cost-of-living increases as reflected in IRC Section 402(g).

Effective March 1, 2002, the Plan was amended to permit catch-up contributions. The Economic Growth Tax Relief and Reconciliation Act (EGTRRA) feature allows 401(k) participants who are over age 50 or who reach age 50 during a calendar year to contribute additional amounts in pre-tax dollars to their accounts ($5,000 in 2008, amount to be indexed annually) above the maximum allowable pre-tax limit. Certain restrictions also apply.

Participating Entity Contributions — There are three types of contributions:

Basic Contributions — Basic contributions were 3% of compensation until September 16, 2007, when they were changed to 5% of compensation, for all entities effective as of the pay period ending September 30, 2007. No plan amendment was required to increase the basic contribution rate since this employer contribution is purely discretionary.

Matching Contributions — Each participant receives matching contributions of 100% for up to 6% of his or her Salary Deferrals. A year-end true-up contribution is made to ensure that all eligible participants receive the entire 6% employer matching contribution, subject to active employment status on the last day of the Plan year.

Variable Contributions — If a Participating Entity elects to make a variable contribution for a Plan year, each participant who was employed at the end of the Plan year or who has died, attained retirement status, or incurred a disability during such year will receive a variable contribution based on corporate performance criteria as determined by the Vodafone Group Plc Remuneration Committee. "Retirement status" means attaining age 55 if age and years of service equal or are greater than 75 years, or attaining age 62 with at least 5 years of service. Variable contributions made during the year ended December 31, 2008, were $279,867.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's basic and matching contributions, and allocations of Company discretionary variable contributions and Plan earnings, and charged with withdrawals and losses in the funds in which a participant invests. Other than the Company discretionary variable contribution, allocations are based on participant earnings or account balances, as defined. The Company discretionary variable contribution is a percentage of a participant's 401(a)(17) earnings, which changes annually depending on corporate performance during the fiscal year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments — Contributions are remitted to CSTC, as trustee, for investment under the Plan. A participant may direct the investment of his or her account balance, including unvested matching contributions, in increments of 1%, in one of the Plan's investment options. A participant may, on a daily basis, change investment directions for future deductions and allocations of employee and employer contributions and may redirect the investment of his or her total account among the investment funds. Amounts must be transferred in 1% increments between investment options.

Vesting — Employee Contributions and the first 4% of Employer matching contributions (effective January 1, 1999) are always fully vested.

Basic contributions, the last 2% of matching contributions, and variable contributions vest on the earliest of the completion of three years of service, death, disability, attainment of age 65 while employed, involuntary termination under the terms of the Company severance plan, or partial or full Plan termination.

A participant receives credit for one year of service for each calendar year in which at least 1,000 hours of service are completed. Employer contributions which are not yet vested are forfeited one year after termination of employment.

If a participant ceases to be an employee before becoming 100% vested, the nonvested portion of his or her account balance is forfeited one year after termination of employment. Forfeitures arising from Company and/or Participating Entity contributions are applied in the following order:

- Administrative expenses of the Plan
- To restore forfeitures for reinstated employees
- To restore allocations for participants improperly excluded from such allocations
- To reduce future Company and/or Participating Entity contributions.

Restoration of Forfeited Amounts — Forfeitures will be restored to a participant's account if the participant is reemployed before incurring a permanent service break (five consecutive calendar years during which the participant does not complete more than 500 hours of service in each calendar year). Reinstatement is made from other account forfeitures.

Participant Loans — Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of the participant's vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions. The Plan allows for no more than two loans of any type.

Payment of Benefits — Upon a participant's retirement, death, disability, or termination of employment, the participant's account will be available for distribution as soon as reasonably practical following the cessation of service date. In addition, hardship distributions are permitted if certain criteria are met. The Plan provides that participants may receive in-service distributions of any or all of their vested account balances as of the date they attain age 59-1/2. Any amounts subsequently credited to their account shall be available after each such contribution to the extent it is fully vested. Benefits are recorded when paid.

Distributions Upon Termination of Employment — Effective for elections made on or after January 1, 2007, if a participant terminates employment after he or she is fully vested, his or her account balance will be distributed in a single sum. In the case of the participant's death, a single sum will be distributed to the participant's beneficiary. If a participant terminates employment before he or she is fully vested, the vested portion of his or her account balance will be distributed in a single sum and the nonvested portion will be forfeited.

Forms of Distribution — A participant's vested account balance will be distributed in the form of a single lump sum in cash.

Acceptance of Tax-Free Rollovers — Eligible participants may roll over the taxable portion of an eligible rollover distribution from another tax-qualified plan or Individual Retirement Account (IRA) by contributing all or part of that distribution in cash to the Plan. The rollover does not qualify for matching contributions.

Payment of Benefits — Upon termination of service, a participant receives a lump-sum amount equal to the value of the participant's vested interest in his or her account payable in an administratively reasonable period of time after the request is made.

Forfeited Accounts — At December 31, 2008 and 2007, forfeited nonvested accounts totaled $13,830 and $270,264, respectively. During the year ended December 31, 2008, employer contributions were reduced by $273,344 from forfeited nonvested accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and market risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common collective investment trust funds are stated at fair value as determined by the issuer of the common collective investment trust funds based on the fair market value of the underlying investments. Common collective investment trust funds with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Participant loans are valued at the outstanding loan balances.

In accordance with Financial Accounting Standards Board (FASB) Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the FSP. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

New Accounting Pronouncements — The financial statements reflect the prospective adoption of FASB Statement No. 157, *Fair Value Measurements,* as of the beginning of the year ended December 31, 2008 (see Note 3). FASB Statement No. 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The effect of the adoption of FASB Statement No. 157 had no impact on the statements of net assets available for benefits or statement of changes in net assets available for benefits.

Payment of Benefits — Benefit payments to participants are recorded upon distribution.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan, as provided in the Plan document.

3. FAIR VALUE MEASUREMENTS

In accordance with FASB Statement No. 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2008.

	Fair Value Measurements at December 31, 2008, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Vodafone Stock Fund		$ 20,392,710	$ -	$ 20,392,710
Mutual Funds	$ 61,629,126			61,629,126
Stable Value Fund		16,511,213		16,511,213
Common/Collective Trust Funds		3,723,941		3,723,941
Self-Directed Brokerage Account		884,815		884,815
Participant Loans		80,508		80,508
Total	$ 61,629,126	$ 41,593,187	$ -	$103,222,313

4. STABLE VALUE FUND

The stable value fund (the "Fund") is a collective trust fund sponsored by CSTC. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's constant net asset value (NAV) of $1 per unit. Distribution to the Fund's unitholders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

- A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA
- Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund
- Any transfer of assets from the Fund directly into a competing investment option
- The establishment of a defined contribution plan that competes with the Plan for Employee Contributions
- Complete or partial termination of the Plan or its merger with another plan

Circumstances That Impact the Fund — The Fund invests in assets, typically fixed income securities or bond funds, and enters into "wrapper" contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

- Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

- Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund's cash flow

- Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund's NAV may decline if the market value of its assets declines. The Fund's ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer's ability to meet its financial obligations. The wrap issuer's ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund's inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

5. INVESTMENTS

The Plan's investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2008 and 2007, are as follows:

	2008	2007
Common stock — Vodafone Group Plc Stock Fund	$ 20,392,710	$ 39,903,813
Common/collective trusts:		
Schwab Stable Value Select Fund at Contract Value	16,511,213	16,341,080
Mutual funds:		
Schwab S&P 500 Index Select Fund	13,742,564	25,196,623
Europacific Growth Fund	9,795,085	20,077,025
Schwab Market Track Growth Fund	6,788,236	11,622,580
Growth Fund of America	10,898,236	
Pimco Total Return- Admin Class*	8,346,692	7,931,638

* As of December 31, 2007, the fund did not represent 5% of the Plan's net assets available for benefit

During the year ended December 31, 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common stock	$ (16,244,966)
Common/collective trusts	(4,285,983)
Mutual funds	(33,715,835)
Personal Choice Reitrement Account (PCRA)	(241,541)
	$ (54,488,325)

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of common/collective trusts and mutual funds managed by CSTC. CSTC is the trustee as defined by the Plan, and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2008 and 2007, the Plan held 8,828,013 and 10,241,117 shares, respectively, of common stock of Vodafone Group Plc, the sponsoring employer, with a cost basis of $14,938,737 and $18,198,379, respectively. During the year ended December 31, 2008, the Plan recorded dividend income of $373,148.

7. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

Effective January 1, 2007, the Company relocated its headquarters from Walnut Creek, California, to Denver, Colorado. As a result, the Company had a reduction in force throughout 2007. In aggregate the terminations represented a partial termination of the Plan. As a result of this partial termination, the participants affected by the termination became 100% vested in their accounts as of the date on which the employees were terminated if they were not already vested pursuant to the three-year vesting rule set forth in the Plan.

8. FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by CSTC. CSTC received an opinion letter from the Internal Revenue Service (IRS), dated May 23, 2008, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan's financial statements.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008, is as follows:

	2008
Net assets available for benefits per the financial statements	$ 103,402,453
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	764,469
Net assets per Form 5500	$ 102,637,984
Increase (decrease) in net assets per the financial statements	$ (65,212,426)
Adjustment from contract value to fair value for fully benefit-responsive stable value fund — December 31, 2008	764,469
Net income (loss) per Form 5500	$ (65,976,895)

For the year ended December 31, 2008, the following is a reconciliation of net investment income per the financial statements to the Form 5500:

Total net investment income (loss) per the financial statements	$ (51,256,121)
Adjustment from contract value to fair value for fully benefit-responsive stable value fund - December 31, 2008	764,469
Total earnings on investments per the Form 5500	$ (52,020,590)

For the year ended December 31, 2008, the following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

Total distributions to participants per the financial statements	$ 16,765,421
Less corrective distributions	596
Total distributions to participants per the Form 5500	$ 16,764,825

* * * * * *

SUPPLEMENTAL SCHEDULE

VODAFONE US RETIREMENT PLAN
(Formerly Vodafone Americas Inc. Retirement Plan)

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2008

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(e) Current Value **
*	Schwab Institutional Large Cap Value Fund	Common/collective trust	$ 2,728,387
*	Schwab Stable Value Select Fund ***	Common/collective trust	16,511,213
*	Schwab Managed Retirement 2010 Fund	Common/collective trust	314,006
*	Schwab Managed Retirement 2015 Fund	Common/collective trust	22,577
*	Schwab Managed Retirement 2020 Fund	Common/collective trust	145,624
*	Schwab Managed Retirement 2025 Fund	Common/collective trust	57,748
*	Schwab Managed Retirement 2030 Fund	Common/collective trust	106,913
*	Schwab Managed Retirement 2035 Fund	Common/collective trust	112,397
*	Schwab Managed Retirement 2040 Fund	Common/collective trust	46,724
*	Schwab Managed Retirement 2045 Fund	Common/collective trust	42,183
*	Schwab Managed Retirement 2050 Fund	Common/collective trust	39,954
*	Schwab Managed Retirement Inc.	Common/collective trust	107,428
	Europacific Growth Fund	Mutual fund	9,795,085
	Oppenheimer Main St Small Cap Fund	Mutual fund	1,243,818
	Pimco Total Return - Admin Class Fund	Mutual fund	8,346,692
*	Schwab Market Track Balanced Fund	Mutual fund	5,087,215
*	Schwab Market Track Conservative Fund	Mutual fund	1,274,716
*	Schwab Market Track Growth Fund	Mutual fund	6,788,236
*	Schwab S&P 500 Index Select Fund	Mutual fund	13,742,564
*	Schwab Small Cap Index Fund	Mutual fund	4,217,656
	Columbia Mid Cap Value Z Fund	Mutual fund	176,576
	Growth Fund of America	Mutual fund	10,898,236
	Morgan Stanley Institutional Midcap Growth Fund	Mutual fund	58,332
*	Vodafone Group Plc Stock Fund	Common stock	20,392,710
*	Personal Choice Retirement Account	Self-directed brokerage account	884,815
*	Loan Fund	Participant loans (maturing through 2018 at interest rates of 5% to 9.25%)	80,508
			$ 103,222,313

* Party-in-interest.
** Cost information is not required for participant-directed investments and therefore is not included.
*** Investment stated at contract value

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Vodafone US Retirement Plan (Formerly Vodafone Americas Inc. Retirement Plan)

(Name of Plan)

Date June 26, 2009

Chris Ewing, Chief Financial Officer

Exhibit Index

Description

Consent of Independent Registered Public Accounting Firm

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-81825 of Vodafone Airtouch Public Limited Company on Form S-8 of our report dated June 24, 2009, appearing in this Annual Report on Form 11-K of Vodafone US Retirement Plan (formerly Vodafone Americas Inc. Retirement Plan) for the year ended December 31, 2008.

Deloitte & Touche LLP

Denver, CO
June 24, 2009